File No. 70-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1

APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

EIF NEPTUNE, LLC
One Penn Plaza, Suite 4507
250 West 34th Street
New York, New York 10119

STARWOOD ENERGY INVESTORS, L.L.C.
591 West Putnam Avenue
Greenwich, Connecticut 06830

ATLANTIC ENERGY PARTNERS, LLC
P.O.Box 7320
Portland, Maine 04112

(Names of companies filing this statement and address of principal executive offices)

Andrew E. Schroeder
EIF Neptune LLC
One Penn Plaza, Suite 4507
250 West 34th Street
New York, New York 10119

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and other communications in connection with this Application/Declaration to:

Adam Wenner, Esq Chadbourne & Parke LLP 1200 New Hampshire Avenue, NW Washington, D.C. 20036	Glenn J. Berger William Weeden Paul Silverman Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, D.C. 20005

i

FORM U-1 APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

ITEM 1.         DESCRIPTION OF PROPOSED TRANSACTION

                       1.1        Introduction and General Request

                         EIF Neptune, LLC (“EIF”), Starwood Energy Investors, L.L.C. (“Starwood”) (together, the “Regular Members”) and Atlantic Energy Partners LLC (“Atlantic”) hereby request the Commission to issue an order declaring, pursuant to Section 20 of the Public Utility Holding Company Act of 1935 (the “1935 Act” or the “Act”) and Section 5(e) of the Administrative Procedure Act (“APA”), 5 U.S.C. §554(e), that neither the Regular Members nor Atlantic (as defined below and collectively, the “Applicants”) will become a holding company within the meaning of Section 2(a)(7) of the Act solely as a result of their proposed ownership of interests in a public-utility company, (“the Transaction”) as described below.

                       1.2        Background

                         The Transaction involves the acquisition by the Applicants of non-managing member interests in Neptune Regional Transmission System, LLC (“Neptune LLC” or “Neptune”), a Delaware limited liability company. Neptune LLC is developing and will own and operate a 65-mile transmission line and associated interconnection facilities (the “Cable Project”) that will extend from the First Energy Sayreville substation in New Jersey to the Long Island Power Authority (“LIPA”) Newbridge Road substation in Long Island, New York. The Cable Project will use state-of-the-art high voltage undersea direct current (“HVDC”) technology and will have a continuous transfer capacity of 660 megawatts. LIPA has entered into a Firm Transmission and Capacity Purchase Agreement (“FTCPA”) with Neptune LLC pursuant to which LIPA is entitled to schedule and transmit electric energy over the Cable Project for a term of twenty years, at rates established in the FTCPA, commencing at the date of commercial operation, which is anticipated to be in the summer of 2007.

                       1.3        Description of the Parties

                         Neptune LLC is a limited liability company formed for the purpose of owning and operating the Cable Project. The Managing Member of Neptune LLC will be a to-be-formed limited liability company (“Newco”), which will have 100% of the voting rights of Neptune LLC. EIF and Starwood will invest in the Cable Project as regular members of Neptune LLC (the “Regular Members”). The Regular Members will hold 100% of the Class C Member Interests in Neptune.1

                         The sole member of EIF is United States Power Fund, L.P. (“USPF”), a Delaware limited partnership, and EIF US Power, LLC, a Delaware limited liability company, is the

1     A chart showing the ownership of Neptune LLC is attached as Exhibit G-1.

general partner of USPF. Energy Investors Funds Group, LLC (“EIF LLC), a Delaware limited liability company, is the sole member of EIF US Power, LLC. USPF is a private equity fund that makes investments in U.S. utility and power assets; it is managed by EIF LLC. The sole member of Starwood is an individual.

                         Atlantic, a Maine limited liability company, was originally the sole member of Neptune LLC. Atlantic will hold 100 percent of the Class B Member Interests in Neptune and will be the Class B Member. Cianbro Development Corporation, a subsidiary of the Cianbro Companies, is the managing member of Atlantic. The other members of Atlantic are CTSBM Investments LLC, an affiliate of the law firm of Curtis Thaxter Stevens Broder & Micoleau, LLC; ESAI Energy Ventures of Wakefield, Massachusetts, a market research and financial analysis firm; Standard Energy Development, Inc. of Halifax, Nova Scotia, an affiliate of William Alexander & Associates Ltd., a Canadian project development firm; and Boundless Energy LLC, an affiliate of Tompkins Research and Management Consulting, which provides consulting services to the energy industry.

                         Newco will hold 100 percent of the class A Member Interests in Neptune and will be the Class A Member.

                       1.4        Development of the Cable Project

                         On May 30, 2003, LIPA issued a request for proposals (“RFP”) for additional power generation to serve its electric load. The RFP sought power from resources either located on Long Island or transmitted to Long Island from off-Island generation sources, and it specifically contemplated responses involving a new generating facility on Long Island, a new transmission line to Long Island that would accommodate the delivery of energy from new or existing generation located on the mainland, and selling electricity from a generating facility located on the mainland via a new or existing transmission line to Long Island. On September 2, 2003, Neptune submitted a response to the RFP, and on May 26, 2004, LIPA selected Neptune’s proposal, after extensive review of fourteen proposals it received in response to the RFP. On September 29, 2004, the LIPA Board of Trustees authorized LIPA to enter into the FTCPA with Neptune LLC.

                         The Federal Energy Regulatory Commission (“FERC”) has approved the rate structure that Neptune LLC will use to charge for transmission services.2 FERC required that operational control of the Cable Project be transferred to either the New York Independent System Operator or to the PJM Interconnection, L.L.C. (“PJM”).

                         Neptune LLC will be an “electric corporation” under New York State utilities law (Public Service Law Section 2). The New Jersey Department of Public Utilities (“DPU”) has indicated that Neptune LLC is not subject to the jurisdiction of the DPU. Development of the

2     Neptune Regional Transmission System, LLC, 96 FERC ¶ 61,147 (2001); order on reh’g, 96 FERC ¶ 61,326 (2001); order on clarification, 98 FERC ¶ 61,140 (2002); order on additional clarification, 103 FERC ¶ 61,213 (2003).

Cable Project will give LIPA and its customers access to lower-cost power available in the PJM region and will provide enough power for 600,000 homes in its service territory in an area where power supplies would otherwise be inadequate.

                       1.5        Structure of Neptune LLC

                         There are three classes of members of Neptune LLC. Class A Members (i.e., Newco) have one hundred percent of the voting rights; Class B Members (i.e., Atlantic) and Class C Members (i.e., EIF and Starwood) have no voting rights.3 The Class C Members are obligated to make capital contributions as specified by the Amended and Restated Limited Liability Company Agreement of Neptune Regional Transmission System, LLC (the “LLC Agreement”).4 Class A and Class B members may, but are not required to make any contributions of capital or assets to Neptune. Newco is the “Manager” of Neptune, as that term is used in the Limited Liability Company Act of 1992 of the State of Delaware. The Manager is required to make distributions to the Members as specified in the LLC Agreement, in the amounts specified in the LLC Agreement, for the Initial Period, the Second Period, the Third Period, and the Final Period.

                         The total cost of the Cable Project is estimated to be approximately $625 million, of which approximately $125 million is expected to be equity provided by the Regular Members. Neptune LLC is currently in the process of structuring the debt financing for the Cable Project. Neptune LLC currently contemplates that the remainder of the total cost of the Cable Project will be financed by senior secured debt. Neptune may also raise subordinated debt and/or preferred equity, in which event the amount of equity provided by the Regular Members and/or the amount of the senior debt raised may be reduced to the extent of such subordinated debt and preferred equity.

                         When the Cable Project is completed and electric energy is first transmitted through it, Newco will become a holding company under the Act, and Neptune LLC will become an electric utility company that is a subsidiary company of Newco. Based on current projections concerning the revenues to be derived from operations within the State of New York, it is expected that Newco will qualify for an intrastate exemption under Section 3(a)(1) of the Act.

3     As discussed below, while the Class B and Class C Members have no voting rights, certain actions require the prior written approval of the Class C Members. Moreover, as the Class C Members realize certain identified internal rates of return on their investment in Neptune LLC, the Class B Members also will be given the approval rights described in paragraph nos. 9, 10, 11,12,14,15, 16, 17, 23, 24, 26 and 28 listed under Section 1.7 below, which will require the Manager to obtain prior written approval of the Majority Class B Members with respect to such matters.

4     Although the LLC Agreement, which is attached as Exhibit A-1, has not yet been executed, the parties have agreed on the consent rights and termination provisions as reflected in Exhibit A-1, which are relevant to the issues which are the subject of this filing.

                       1.6        Responsibilities of the Manager

                         The LLC Agreement provides that responsibility for day-to-day management of Neptune is the responsibility of the Manager, Newco. As Manager, Newco will have authority, in its sole discretion and without the approval of the other members, but subject to the consent rights set forth in Section 1.7 below, to:

o	open, maintain and close bank accounts and draw checks or other orders for the payment of monies;

o	subject to the requirements of the Business Plan and the Annual Budget, develop and execute the capital expenditure priorities of Neptune in furtherance of Neptune's business;[5]

o	establish financial reserves for the Neptune;

o	expend the capital and revenues of Neptune in furtherance of Neptune’s business, as described in Section 2.6 of the LLC Agreement, and pay, in accordance with the provisions of the LLC Agreement, all expenses, debts and obligations of Neptune to the extent that funds of Neptune are available therefore;

o	make investments in Cash Equivalents, pending disbursement of Neptune funds in furtherance of Neptune’s business, as described in Section 2.6 of the LLC Agreement, for Distributions or to provide a source from which to meet contingencies;

o	enter into and terminate agreements and contracts with third parties in furtherance of Neptune’s business, as described in Section 2.6 of the LLC Agreement, and institute, defend and settle litigation arising therefrom, and give receipts, releases and discharges with respect to all of the foregoing;

o	maintain, at the expense of the Neptune, adequate records and accounts of all operations and expenditures and furnish any Member with the reports referred to in Section 9.2 of the LLC Agreement;

o	adopt or modify risk management policies and insurance programs, including purchasing, at the expense of Neptune, liability, casualty, fire and other insurance and bonds to protect Neptune’s properties, business, Members and employees;

o	employ, at the expense of Neptune, consultants, accountants, attorneys, brokers, engineers, technical consultants, management consultants, appraisers, investment bankers, insurance advisers, escrow agents and other outside advisers (collectively, “Outside Advisers”) as may reasonably be required for the purposes of Neptune and terminate such employment; provided that if any Affiliate of any Member is so employed, such employment shall be in accordance with Section 7.2, Section 7.3 and Section 7.4 of the LLC Agreement

5     Capitalized terms have the meaning given to them in the LLC Agreement.

o	make or cause to be made all filings required by applicable law or regulation and undertake all other actions to comply with such laws and regulations;

o	represent Neptune as a member of any regional transmission organization or energy industry association, and as a stakeholder with respect to any independent system operator;

o	make any public announcements related to Neptune;

o	to the extent set forth in Article IX of the LLC Agreement, manage the tax matters of Neptune;

o	incur Debt, borrow funds and/or issue guarantees, in each case for the conduct of Neptune’s business as described in Section 2.6 of the LLC Agreement, and make all elections and determinations under the Credit Facilities;

o	undertake on behalf of any Subsidiary (either directly or through its vote as an Equity Security holder) any action that it is permitted to take on behalf of Neptune pursuant to Section 7.1 and not otherwise restricted by the LLC Agreement;

o	appoint, and direct the actions of, officials and agents of Neptune and its Subsidiaries, and delegate to such officials and agents any authority conferred upon the Manager under the LLC Agreement; and

o	execute and deliver any and all other agreements, documents and other instruments necessary or incidental to the conduct of the business of Neptune.

                       1.7        Regular Member Consent Rights

                         The LLC Agreement provides that the prior written approval of a majority of the owners of Class C Member Interests will be required for the following actions by the Manager:

1. The entering into of any transaction involving potential conflicts of interests between Neptune and Newco or any Affiliate of Newco (including employees, members and directors of Newco) or with any Member (or their respective Affiliates) or the payment by Neptune of any fees or other amounts to Newco (including employees, members and directors of Newco) or any Affiliate of Newco or to any Member or their respective Affiliates, or any material changes to any existing agreement for any such transactions.

2. After the commercial operation date of the Cable Project, adopting any Annual Budget or amendment thereto that is inconsistent with the business plan or the making of any expenditure exceeding the aggregate budgeted amount in the Annual Budget by an amount greater than the lesser of $500,000 per event or series of related events (but not otherwise cumulatively) and an amount equal to five percent (5%) of such budgeted amount except expenditures reasonably incurred in connection with emergencies or mandates of any Governmental Authority.

3. The entering into of any joint venture, partnership or other material operating alliance with any other Person.

4. The settlement of any claims, legal proceedings or arbitration on behalf of Neptune that would materially adversely affect Neptune or any of its members or require the payment of more than $500,000 in the aggregate, or which include requests for injunction, specific performance or equitable relief and involve matters having a value in excess of $500,000 in the aggregate.

5. After the commercial operation date of the Cable Project, the execution and delivery of any contracts or any amendments thereto that create or could reasonably be expected to create an obligation in an amount, whether payable at one time or in a series of payments, in excess of $500,000 other than in accordance with any then current annual budget;

6. Taking of any action that would give rise to a material default, or a right of acceleration of any material payment or termination, under any contracts that create or could reasonably be expected to create an obligation in an amount, whether payable at one time or in a series of payments, in excess of $500,000.

7. The entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.

                         The unanimous prior written approval of the holders of Class C Member Interests will be required for the following actions:

8. Taking of any action that would give rise to a material default, or a right of acceleration of any material payment or termination, under the FTCPA or the Engineering, Procurement and Construction Contract (“EPC Contract”);

9. Any amendments or modifications to the definitions of Final Period, Final Period Allocation Percentages, Initial Period, Initial Period Allocation Percentages, Second Period, Second Period Allocation Percentages, Third Period or Third Period Allocation Percentages, or to Section 5.3, 6.1 or 6.2 of the LLC Agreement;

10. The sale, issuance or redemption of Equity Securities that might affect the interest of, as relevant, any Class B Member Interests or Class C Member Interests;

11. Any action (or failure to act) by Newco, Neptune or any of Neptune’s Subsidiaries that would result in any other member of Neptune or its Affiliates (other than Newco and Neptune and their Subsidiaries): (a) being subject to regulation as a “holding company” or a “subsidiary company” or an “affiliate” of a “holding company” or a “public-utility company” under PUHCA or (b) being subject to any other federal or state regulation that in the reasonable discretion of Newco or of any such Member of Neptune or any such Affiliate would have an adverse effect on such Member of Neptune or any such Affiliate;

12. Any tax elections of Neptune that would impair the treatment of Neptune or of Neptune Urban Renewal L.L.C. (“NUR”), a wholly-owned subsidiary of Neptune, as a partnership or pass-through entity for tax purposes;

13. Any material loans made by Neptune or the provision of any material financial guarantees by Neptune;

14. Any amendments to the organizational documents of Neptune (included the LLC Agreement) or any Subsidiary of Neptune, so as to change the powers, preferences or rights of Members, or in a manner that would otherwise adversely affect the rights of Members;

15. The declaration, setting aside or payment of any dividend or other similar distribution (including a redemption or repurchase of capital) in respect of any class of Member Interests other than as provided in the LLC Agreement;

16. Any recapitalization, reorganization, reclassification, merger, consolidation, liquidation, dissolution or other winding up, spin-off, subdivision or other combination;

17. Any change in the principal nature of the business of Neptune or any of its Subsidiaries;

18. The entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.

                         The following actions will require the approval of the “Super-Majority Class C Members,” which is defined in the LLC Agreement as more than eighty percent of the Class C Member Interests of all Class C Members:

19. Any material amendments or material change orders to the FTCPA or the EPC Contract;

20. Any sale, lease, exchange, transfer or other disposition of material assets or businesses of the Project or Neptune or Neptune’s subsidiaries

(including without limitation, the capital stock or membership interests of any Subsidiary) other than sales, leases, exchanges, transfers, or other dispositions in the ordinary course of business;

21. Any affirmative grants of security interests or other encumbrances in the material assets of the Project or Neptune;

22. After the commercial operation date of the Cable Project, any issuance of Debt by Neptune or NUR in the aggregate in excess of $10,000,000, or the purchase, cancellation, prepayment of, refinancing of, or other provision for, a complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right under, any Debt in the aggregate amount described above of Neptune or its subsidiaries (whether for borrowed money or otherwise);

23. The filing of any application to obtain, or any material amendment to, a material Project Permit, or any material filing in connection with Neptune, NUR or the Project, or any material changes to the foregoing;

24. Any material tax elections by Neptune (other than those described in paragraph 12 above);

25. The purchase, lease or other acquisition by Neptune of any securities or assets of any other Person, except for acquisitions of products, supplies and equipment in the ordinary course of business consistent with past practice or acquisitions pursuant to the then current Annual Budget and the Business Plan;

26. Any effectuation of a public offering, private sale or other change of control of Neptune (other than financing activities otherwise approved in the LLC Agreement);

27. The commencement of any proceeding or filing of any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal or state bankruptcy, insolvency or receivership or similar law, the consenting to or acquiescing in the institution of, or failing to contest in a timely and appropriate manner, any such proceeding or filing; the applying for or consenting to the appointment of a receiver, trustee, custodian, sequestrator, conservator, or similar official; the filing of an answer admitting the material allegations of a petition filed against it in any such proceeding, the making of a general assignment for the benefit of creditors, the admitting in writing of its inability, or the failure generally, to pay its debts as they become due, or the taking of any action for the purpose of effecting any of the foregoing;

28. The making of any material change in accounting practices, except to the extent required by law or GAAP, or voluntarily changing or termination of the appointment of Neptune’s accountants as of the Effective Date;

29. The adoption, entering into or becoming bound by, or the amendment, modification or termination of, any (a) employment contract with the executive officers of Neptune, including any change in the compensation or terms of employment of such executive officers; or (b) any material employee benefit plan for employees of Neptune;

30. The entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.

                         Finally, during the “Third Period” and the “Final Period,” as defined in the LLC Agreement, the prior written approval of the Majority Class B Members will be required for Newco to take any of the actions described in paragraphs 9; 10; 11; 12; 14; 15; 16; 17; 23; 24; 26; or 28 above.

                         The LLC Agreement provides that the Manager may be removed by a Majority of the Class C Members, if the Manager (i) transfers its Class A Member Interest in violation of the LLC Agreement, (ii) fails to perform or otherwise is in breach of its material obligations under the LLC Agreement, or (iii) has made a “Controllable Management Decision” that in the reasonable judgment of a Majority of Class C Members has resulted in a “Material Earnings Failure.” A “Controllable Management Decision” is an action or omission by the Manager, but excludes the effects on Neptune’s financial results due to changes in laws or unforeseeable market conditions or due to the actions of regulators, provided the Manager has not failed to manage Neptune’s relations with regulators in accordance with Good Industry Practice. A “Material Earnings Failure” is the failure of Neptune to achieve the cumulative earnings before income taxes, depreciation and amortization contemplated in the Business Plan and Annual Budget by two percent or more for any calendar year ending after the commercial operation date of the Cable Project, with exceptions for specified causes.

                         In addition, the Manager may be removed if Neptune has the right to terminate the Management Services Agreement to be entered into by and between Newco and Neptune (the “Management Services Agreement”). A right of termination under the Management Services Agreement arises if (i) Newco commits a material breach of that agreement, (ii) the sole member of Newco (the “Executive”) fails to discharge his duties in accordance with Good Industry Practice, takes an action that materially adversely affects his reputation in the business community, or voluntarily resigns, (iii) until the second anniversary of the commercial operation date, the Executive fails to devote substantially all of his business time to the affairs of Neptune, and after that date, fails to devote a reasonable portion of his time to the affairs of Neptune, (iv) the Executive ceases to be the sole member of Newco and to manage Neptune in that capacity, (v) the Executive is guilty of gross misconduct or dishonesty in connection with his employment by the Manager, has chronic alcoholism or drug addition, or is convicted of, admits or pleads nolo contrendre to a felony, or (vi) Newco files a petition in bankruptcy, commences or is placed in a process of complete liquidation, or suffers the appointment of a receiver for any substantial portion of its business who is not discharged within ninety days after his appointment.

ITEM 2.         FEES, COMMISSIONS AND EXPENSES

                         The amount of fees, commission and expenses paid or incurred, or to be paid or incurred by the Applicants in connection with the preparation and filing of this Application will be filed by amendment.

ITEM 3.         APPLICABLE STATUTORY PROVISIONS

                         Applicants consider Sections 2(a)(7), 2(a)(17), and 20 of the Act and Section 5(e) of the Administrative Procedure Act to be applicable to their request. To the extent that the relief sought in this Application is considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption, or approval is hereby made.

                       3.1       The Regular Member Interests are Not Voting Securities

                         A “voting security” is defined in Section 2(a)(17) of the Act as “any security presently entitling the owner or holder thereof to vote in the direction or management of the affairs of a company.” The Commission staff (the “Staff”) has issued a number of no-action letters supporting the conclusion that the consent rights associated with the Regular Members’ and Atlantic’s interests in Neptune do not cause those interests to be considered “voting securities” under the Act.6 See, e.g., Evercore METC Investments Inc., et al, (November 25, 2003); General Electric Capital Corp., (April 26, 2002) (“GE Capital”); k1 Ventures. et al., (July 28, 2003); SW Acquisition L.P. (April 12, 2000); Berkshire Hathaway Inc. (March 10, 2000); Torchmark Corp. (January 19, 1996); Commonwealth Atlantic L.P. (November 30, 1991); Nevada Sun-Peak L.P. (May 14, 1991) (“Nevada Sun-Peak”); and John Hancock Mutual Life Ins. Company (July 23, 1986). In this series of no-action letters, the Staff has identified numerous types of consent rights that do not cause the holder of such rights to be deemed to have a vote in the direction or management of the underlying holding company or utility. The Staff has recognized that these consent rights are intended to protect the investment of the limited partners or preferred shareholders, similar to the rights granted to debt holders by means of negative covenants in debt instruments. Although the no-action letters do not bind the Commission, Applicants believe that the reasoning in these letters is persuasive and consistent with the policies and provisions of the Act. While the no-action letters are neither agency rule-

6     In Evercore, the applicant noted that the limited partnership that was the subject of its no-action letter request might be converted into a limited liability company, and stated that the applicant expected that as long as the consent rights of any non-managing members are less extensive or equivalent to the consent rights held by the limited partners, they could continue to rely on the Staff’s response to the no-action request. The Staff’s letter did not raise objections to this statement, and accordingly this application, which similarly addresses non-managing member interests of a limited liability company, treats the consent rights as equivalent to those of limited partners, for purpose of the analysis. We note that this approach was taken in k1Ventures without objection by the Staff.

making nor adjudication, they do represent reasoned attempts to interpret the law and are entitled to deference in that regard.

                         The consent rights held by the Regular Members and Atlantic here compare favorably with the rights which the Staff has considered in recent no-action letters. For example in SW Acquisition the Staff determined not to recommend enforcement action in respect of the position that limited partners holding 99.9% of the total equity of the partnership (with the largest limited partner owning a 24.38% interest) would not be deemed to hold voting securities in the partnership (and thus would not be deemed a holding company or an affiliate of the electric utility that was owned by such partnership), taking into account the consent rights granted to its limited partners. In that case, the limited partners were granted consent rights concerning: (i) distributions under the partnership agreement, (ii) a public offering of the securities of the partnership or its subsidiaries, (iii) changes in the aggregate of greater than 15% to the business plan and annual operating budget, (iv) contracts for goods and services, or the incurrence of indebtedness, in excess of $1 million, except in accordance with the current business plan and annual budget, (v) mergers, joint ventures, partnerships and similar transactions, (vi) capital expenditures that vary from the current budget by $5 million or more, (vii) material changes in accounting practices or a change of the partnership’s accountant, (viii) initiating certain actions or suits in excess of $1 million, and (ix) adopting material employee benefits plans or employment agreements. This list of consent rights in SW Acquisition expanded upon the consent rights described in prior no-action letter requests and provided the limited partners with significant protections from adverse actions by the partnership with respect to financial matters, extraordinary corporation transactions and events, as well as potential conflicts with the general partner.

                         Subsequently, in GE Capital, the Staff concurred with the opinion that the limited partnership interests described in that request did not constitute “voting securities” based on factual circumstances similar to those set forth in this letter. In GE Capital, the single limited partner held 99.82% of the equity of the partnership, and the limited partner was granted consent rights with respect to a broad array of events.7 The consent rights held by the Regular Members

7     The limited partner in GE Capital held consent rights with respect to each of the following events: (i) any reorganization, merger, consolidation, liquidation, dissolution or similar transaction (provided that the foregoing could be accomplished by the general partner so long as a threshold return on investment was achieved for the limited partner, such transaction being a “Qualified Event”), (ii) any distribution by a subsidiary of the Partnership, (iii) the sale, issuance or redemption of equity securities that might affect the Limited Partner’s interest in the Partnership, except upon the occurrence of a Qualified Event, (iv) the voluntary incurrence of indebtedness in excess of $10,000,000, or the prepayment or waiver of any indebtedness, (v) any agreement for goods or services in excess of $2,000,000 other than in accordance with any then current annual operating or capital budget and business plan, (vi) capital expenditures greater than $2,000,000 per event or series of related events (but not otherwise cumulatively) more than the amount contemplated by the then current annual operating or capital budget, (vii) the purchase, lease or other acquisition of any securities or assets, except in the ordinary course of business or pursuant to the then current annual operating or capital budget and business plan, (viii) the disposition of 25% or more of the fair market value of the [holding company’s or operating company’s] assets or businesses, (ix) the entering into of any joint venture, partnership or other material operating alliance with any other person, (x) the making of any material change in accounting practices, (xi) the commencement of any bankruptcy proceeding, (xii) any employment contract with an executive officer or any employee stock option plan or any other material employee benefit plan, (xiii) the changing of the principal line of business of the [holding company or operating company], (xiv) the adoption of any change in an annual operating or capital budget of more than 15% or the adoption of any annual operating or capital budget that is inconsistent with the business plan, (xv) the exercising of its right to vote the equity interests of any subsidiary of the Partnership in extraordinary circumstances, (xvi) the effectuation of a public offering or private sale or other change of control, (xvii) any transaction involving conflicts of interest between the Partnership and the General Partner, (xviii) the amendment of the Partnership’s or the General Partner’s organizational documents adversely affecting the Limited Partner, (xix) actions regarding material governmental permit or approval rate proceeding, (xx) the settlement or compromise of any action that would materially adversely affect the Partnership or require the payment of more than $2,000,000, (xxi) any action (or failure to act) resulting in the Limited Partner being subject to regulation as a “holding company” or a “subsidiary company”or an “affiliate” of a “holding company” or a “public-utility company” under the 1935 Act, (xxii) the entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.

and Atlantic in the instant case closely match the consent rights granted to the limited partner in GE Capital.

                         Also recently, in k1 Ventures, the Staff concurred with the opinion that the non-managing membership interests described in that request did not constitute “voting securities” based on factual circumstances again similar to those set forth in this letter. In k1 Ventures, the single non-managing member held 99.9% of the membership interests of the limited liability company and held consent rights concerning a wide variety of events.8 The consent rights

8     In particular, the non-managing member in k1 Ventures held consent rights with respect to each of the following events at both the holding company and the operating company level: (i) any transactions with the Managing Member or any Affiliate of the Managing Member; (ii) any distributions to the members of the LLC; (iii) (x) any offering or issuance of equity securities or interests, or any instrument convertible into any equity security or interest or (y) any offering or issuance of debt securities or other voluntary incurrence of indebtedness in excess of $300,000 in the aggregate, other than in accordance with the Annual Business Plan and Operating Budget; (iv) any modification of name; (v) changes in the principal line of business; (vi) any amendments to organizational documents; (vii) any entry into contracts for goods and services, individually or in a series or related transactions in excess of $300,000, other than in accordance with the Annual Business Plan and Operating Budget; (viii) any capital expenditures, or capital expenditures commitment, that vary from the Operating Budgets by $750,000 per event or series of related events but otherwise not cumulatively; (ix) any merger, joint venture, partnership or similar transaction, or liquidation, winding-up or dissolution; (x) any disposition of any businesses or assets or any acquisition of any stock or assets of another entity (other than in the ordinary course of business and provided that such disposal or acquisition is not significant in nature) or any entering into any new line of business; (xi) any creation of a new class of equity; (xii) any material change in accounting practices or change in accountant; (xiii) the commencement of any bankruptcy or receivership proceeding; (xiv) the initiation or settlement of any litigation, arbitration, actions or suits in excess of $500,000; (xv) adopting or amending any employee stock option plan or other material employee benefit plan; (xvi) the approval of or changes to the Annual Business Plan and the approval of the Operating Budget or changes thereto of 15% or more in the aggregate; (xvii) any reduction of the capital or any variation of the rights attached to any shares; (xviii) the entry into any agreement or arrangement which is not in the ordinary course of its business other than as expressly permitted by (x) the Annual Business Plan or Operating Budget, or (y) Sections (iii), (vii), (viii) or (xiv) hereof; (xix) the provision of any guarantee or indemnity in excess of $300,000 in the aggregate or as expressly permitted by the Annual Business Plan or Operating Budget; (xx) the making of any loan or advance to any person, firm, body corporate or other entity or business other than normal trade credit or otherwise in the normal course of business and on an arm’s length basis; (xxi) [any action that would] cause subjection to regulation as a registered holding company under the 1935 Act or as a subsidiary company or an affiliate of a registered holding company as defined in the 1935 Act; and (xxii) [any action that would] cause any Member or its Affiliate to become subject to regulation as a registered holding company under the 1935 Act or as a subsidiary company or an affiliate of a registered holding company as defined in the 1935 Act.

associated with the interests of the Regular Members and Atlantic in this matter also closely match the consent rights granted to the non-managing member in k1 Ventures.

                         Most recently, in Evercore, the Staff agreed not to recommend any enforcement action under Section 2(a)(7) of the Act against limited partners as a result of certain consent rights associated with the limited partners’ interest in the partnership. As demonstrated by the chart attached as Attachment II, the proposed consent rights in this matter compare favorably with those considered in these no-action letters.

                         Furthermore, on several occasions the Staff has issued no-action letters in response to requests by limited partners with significant consent rights, irrespective of the fact that the consent of a single limited partner (as opposed to a group of unrelated partners) was necessary to approve the applicable events covered by such consent rights. See, e.g., k1-Ventures (consent of single limited partner); General Electric Capital Corporation (consent of single limited partner); Nevada-Sun Peak (consent of single limited partner required for extensive list of “major business decisions”); Dominion Resources, Inc. (Jan. 21, 1988) (consent of single limited partner required for specified “major events”); accord, Berkshire Hathaway, Inc. (March 10, 2000) (consent of corporation holding preferred shares required for specified actions). The requirement for consent of a single limited partner is similar, for purposes of this analysis, to the requirement for unanimous approval of the Regular Members for certain actions in this application, since both provisions permit a single investor to block the actions set forth in the limited partnership or limited liability company agreement.

        For these reasons, the Commission should find that the consent rights granted to the Regular Members, who are the holders of the Class C Interests, will not cause the Class C Interests to be deemed to be “voting securities” within the meaning of the Act, and thus will not cause a Regular Member to be a holding company within the meaning of Section 2(a)(7)(A). Similarly, the Commission should find that no Class B Member will become a holding company within the meaning of Section 2(a)(7)(A) if the aforementioned identified internal rates of return of the Class C Members are met.

                          3.2        The Regular Members Will Not Exercise Such a Controlling Influence Over Neptune that Regulation Would be Required Under the Act

                         Under Section 2(a)(7)(B) of the Act, the owner of less than 10% of the voting securities of a holding company or a public-utility company is not presumed to control such holding company or public-utility company unless the Commission determines, after notice and opportunity for hearing, that such owner exercises such a controlling influence over the holding company or public-utility company in question that the Commission finds it necessary or appropriate to regulate the owner as a holding company under the Act.

                         Here, the Commission should find that the structure and terms of the Regular Members’ investment in Neptune demonstrate that the Regular Members will not have such controlling influence over the management or policies of Neptune that regulation under the Act is required. In reaching this conclusion the Commission should rely on the similarities of the facts here to those in prior no-action letter requests granted by the Staff; and in particular the

Evercore, k1 Ventures and GE Capital. As demonstrated by Attachment II, virtually all of the consent rights that the Regular Members will hold in Neptune are identical to, not materially different from, and in some cases, more limited than the consent rights that have been approved in prior no-action letters. For example, the non-managing member in k1 Ventures has consent rights with respect to the offering of debt securities or other voluntary incurrence of indebtedness in excess of $300,000. Here, the consent rights of the Super-Majority Class C Members in similar circumstances are triggered only by the issuance of indebtedness in excess of $10 million. The k1 Ventures non-managing member also has consent rights with respect to the entry into contracts for goods and services in excess of $300,000, other than those in accordance with the annual business plan and operating budget. Here, the Regular Members’ consent rights in similar circumstances will only be triggered by transactions in excess of $500,000.

                         Most of the Regular Members’ consent rights are identical or nearly identical to rights that previously have been accepted in other no-action letters. With respect to approval of loans, in k1 Ventures, approval of the non-managing member was required for “any” loan, other than normal trade credit or otherwise in the normal course of business. Here, Regular Member approval is required only for “material” loans or financial guarantees by Neptune.9

                         In the instant case, the LLC Agreement provides that consent of the Regular Members is required prior to Neptune’s taking any action that would result in a material default or a right of acceleration of any material payment or termination under any contract that creates or could reasonably be expected to create an obligation in excess of $500,000. This provision is the complement to the above-cited requirement for consent for the execution of contracts or contract amendments that create or reasonably could create an obligation in excess of $500,000 except in accordance with the approved budget. Under the LLC Agreement, a contract of this amount could only be entered into if it is consistent with the approved budget or if it has been approved by the Regular Members; hence committing a material default or otherwise adversely affecting such a contract, absent Regular Member consent, could amount to an action inconsistent with the approved budget and thus threaten the financial integrity of the investment by the Regular Members.

                         Also, the consent of a Super-Majority of the Class C Members is required for any “material amendment or material change orders” to FTCPA and the EPC Contract with Siemens Power Transmission and Distribution, Inc. and Pirelli Power Cables and Systems LLC. The consent of a majority of the Class C Members is also required for the taking of any action that would result in a material default or a right of acceleration of any material payment, or termination, under either of these contracts; and the consent of a Super-Majority of the Class C

9     Item (vii) of the limited partner/non-managing member consent rights in Evercore and GE Capital requires approval for “the purchase, lease or other acquisition of any securities or assets of any person, except for the acquisitions of securities, products, supplies and equipment in the ordinary course of business consistent with past practice or acquisitions pursuant to the then current annual operating or capital budget and business plan approved in accordance with these consent rights.” This provision requires approval of loans evidenced by notes or otherwise characterized as “securities” that do not fall within the stated exception.

Members is required for the granting of security interests or other encumbrances on the material assets of the Project or Neptune.

                         In contrast to the circumstances in k1 Ventures, GE Capital and Evercore, here the only utility asset that Neptune will own is the Cable Project, a to-be-constructed transmission line, and the only revenues that Neptune will receive are payments under the FTCPA and “backhaul” sales from Long Island to New Jersey. In contrast, the above-cited cases involved the acquisitions of existing utility systems, which were already constructed and which did not depend on a single contract for all of their revenue. The right to approve changes in the contracts that govern the construction of this sole asset under the EPC Contract, (and which will be substantially completed by commercial operation), and that determine the sole revenue stream, and the right to prevent inappropriate defaults of these contracts are necessary to protect the Regular Members’ investment in Neptune and do not constitute involvement in the day-to-day management of Neptune.

                         The circumstances are comparable to those in Nevada Sun-Peak, which also involved ownership of a single asset public-utility company, where a single generating plant was the sole asset of the company and was the source of all of its revenue. In that case, limited partner approval was required to amend any material provision of any “Project Agreement”, which included the limited partnership agreement, the power sale agreement, an O & M agreement, an EPC Contract, leasing contracts and a project finance credit facility. There, as in the instant case, material amendment of the contracts underlying the public-utility company’s sole utility asset could undermine the basis for investment, and accordingly protection of that investment justified the requirement for approval by the limited partner of changes to these key contracts.

                         This same rationale applies to the granting of security interests in Neptune’s assets, which will be comprised solely of the Cable Project. Granting security interests in this asset poses the risk of foreclosure on the asset in which the Regular Members’ investment is made, and protection of their investment requires that their approval be obtained for such an action.

                         The requirement for Regular Member consent for amendments or modifications to the allocation percentages in the LLC Agreement is also similar to the requirement for limited partner approval for changes to the limited partnership agreement in Nevada Sun-Peak. In both cases, changes to the agreement would effect changes to the returns that the investor receives on its investment, so that consent rights are necessary prevent amendments that could deprive the investor of the value of its investment. The same rationale applies to material tax elections by Neptune. The election of a certain tax treatment can have financial implications for the investors over the life of Neptune’s asset, and the requirement for Regular Member approval of this type of action protects the Regular Members’ investment.

                         Regular Member consent is required for the adoption of any annual budget or amendment to the annual budget that is inconsistent with the business plan. In SW Acquisition, the Staff approved a provision for limited partner approval of any changes in the aggregate greater than 15% to the business and annual operating budget. Also, in Evercore, limited partner approval was required for adoption of any annual budget inconsistent with the business plan, subject to the requirement that such approval not be unreasonably withheld. Further, in k1 Ventures, regular member approval was required for changes to the annual business plan or the operating budget of 15% or more in the aggregate. The limited liability company agreement in k1 Ventures required non-managing member approval of capital expenditures that vary from the budget by $750,000 or more.

                         The Neptune LLC Agreement case provides that approval by the Regular Members is required for the making of any expenditure exceeding the budgeted amount by an amount greater than the lesser of $500,000 per event or series of related events and 5% of the budgeted amount, except for expenditures incurred in emergencies or mandated by a governmental authority.

                         The above-described provisions are the only ones that differ in any material respect from the consent rights that have been included in several of the no-action letters referenced above.10

                         The determination of whether a party has a “controlling influence” is a judgment to be made by the Commission based on the facts of a particular case. In the past, the Commission has relied on the following facts and circumstances in making its determination: “(i) the terms and provisions of the securities that create the relationship, (ii) whether there are agreements between those with voting control and others who have invested in the company, (iii) any past or present business relationship between the entities with voting control and the company and (iv) the nature of the parties involved, including whether there is capable, independent and financially interested management to operate the public utility and holding company.” Berkshire Hathaway. Inc.

                         As shown above, the consent rights to be held by the Regular Members are consistent with the rights granted to other similar investors that have received no-action letter assurances. The Regular Members have no ability to control the management or day-to-day operations of Neptune, and as described above, the LLC Agreement provides that the Manager (the managing Member) has the exclusive right to control the business of the Partnership. The Regular Members are passive investors with merely an economic interest in Neptune. The consent rights, which are similar to the consent rights retained by classes of debt holders, are necessary to help protect such investors from extraordinary events outside of the ordinary course (such as the sale of a material portion of assets, or an issuance of securities in parity or senior to the interests of the preferred stock) that might adversely affect the rights or preferences of such investors. Similarly, the right to remove the Manager under the circumstances specified above is similar to the removal rights that the Staff has approved in Evercore, k1 Ventures and GE Capital.

                         Moreover, that consent of a super-majority of the Class C Members is required for some of the above-described actions, and unanimous consent of the Class C Members is required for

10     The specific provisions are shown on Exhibit G-2.

other such actions does not alter the conclusion that these Members do not exercise a controlling influence over Neptune. On several occasions the Staff has issued no-action letters in response to requests by limited partners with significant consent rights, irrespective of the fact that the consent of a single limited partner (as opposed to a group of unrelated partners) was necessary to approve the applicable events covered by such consent rights. See e.g., Nevada Sun-Peak (consent of single limited partner required for extensive list of “major business decisions”); Dominion Resources, Inc. (Jan. 21, 1988) (consent of single limited partner required for specified “major events”); accord, Berkshire Hathaway, Inc. (consent of corporation holding preferred shares required for specified actions; and GE Capital (consent of single limited partner required for certain transactions that might materially affect the limited partner’s investment in the partnership). The requirement for unanimous consent for certain actions of Neptune is analogous to consent rights granted to a single partner; accordingly, consistent with the above-cited no-action letters, it does not result in a single Class C Member exerting a controlling influence. Similarly, that consent requires approval of a super-majority or a majority of the Class C Members does not affect the independence of Neptune.

                         Other characteristics of the business and financing of the Cable Project help to protect against any abuses under the Act and thus the Commission would have no basis to conclude that regulation of the Regular Members under the Act is necessary or appropriate in the public interest or for the protection of investors or consumers. Neptune will be privately held. The Applicants are sophisticated parties that have been well informed as to the nature of their investment. Neptune will be subject to regulation by FERC under the Federal Power Act, as well as certain state regulation as to siting and safety issues by the New York and New Jersey commissions. FERC’s regulation of Neptune includes regulation of its transmission service through FERC’s jurisdiction over Neptune’s open access transmission tariff and the sale of transmission services. In addition, FERC has detailed rules and regulations to protect against affiliate abuses and other potential causes of unjust, unreasonable or discriminatory rates to transmission customers. With respect to rates, the FTCPA fixes rates over a twenty year term.11 Further, FERC has required the transfer of operational control over Neptune’s transmission facilities to either PJM or the New York Independent System Operation. That requirement complies with FERC’s explicit goal of promoting the independent ownership of transmission facilities.

                         For these reasons, the Commission should find that the Regular Members, and the Class B Members if the identified internal rates of return of the Class C Members are met, do not exercise a controlling influence over the management or policies of Neptune as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that the Regular Members and the Class B Members be subject to regulation under the Act.

11     The instant situation is nearly identical to the facts presented in Nevada Sun-Peak L.P., in which the utility’s debt and equity were held by private investors, the utility had no retail customers and its wholesale rates were fixed for a number of years under a FERC-approved contract.

                          3.3        The Commission is Authorized to Issue a Declaratory Order in this Proceeding

                         Applicants wish to clarify the statutory basis of the procedural aspects of their request. Section 2(a)(7) of the Act provides procedures for issuing declaratory orders relating holding company status, but these do not address the specific situation in which the Applicants find themselves. That section defines a “holding company” as:

(A) any company which directly or indirectly owns, controls, or holds with power to vote, 10 per centum or more of the outstanding voting securities of a public-utility company or of a holding company which is a holding company by virtue of this clause or clause (B), unless the Commission, as hereinafter provided, by order declares such company not to be a holding company; and

(B) any person which the Commission determines, after notice and an opportunity for hearing, directly or indirectly, to exercise (either alone or pursuant to an arrangement or understanding with one or more other persons) such a controlling influence over the management or policies of any public-utility or holding company as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that the applicant be subject to the obligations, duties, and liabilities imposed in this title upon holding companies.

                         As explained above, neither the Regular Members nor Atlantic will directly or indirectly, own, control or hold with the power to vote 10% or more of the “voting securities” of a public utility company or of a holding company, as the term “voting security” is defined in Section 2(a)(17) of the Act. In short, they will not fall within the definition of a “holding company” set forth in Section 2(a)(7)(A) of the Act, or, stated differently for present purposes, the facts necessary to establish a prima facie case for the existence of a holding company will not exist. As also explained above, the Regular Members and Atlantic will not exercise an impermissible controlling influence over the management or policies of Neptune LLC. Therefore, there will be no reason for the Commission to exercise its discretionary powers under Section 2(a)(7)(B) of the Act to find an entity to be a holding company in the absence of the facts necessary to support a prima facie case.

                         But while Section 2(a)(7) the Act contains procedures for finding an entity not to be a holding company where a prima facie case of holding company status exists, and procedures for finding a company to be a holding company where a prima facie case does not exist, it does not explicitly establish procedures for finding a company not to be a holding company where no prima facie case exists. The absence of such a procedure is not surprising. When Congress originally passed the Act, the issues it faced were created by complex existing holding companies. The Commission’s fundamental task in its early administration of the Act was to implement a process through which those companies would be brought into compliance with the requirements of Section 11 of the Act. Under these pressing circumstances, the critical threshold question was who was a holding company, not who was not. To the extent the latter issue had practical significance, it was largely with respect to prima facie holding companies that had divested some, but not all, of their jurisdictional interests. In any event, the entire focus was on industry incumbents, not new entrants such as the Applicants.12

                         Through the Commission’s efforts, the initial crisis the Act was intended to address has long since been stabilized, and a well-developed pattern of regulation has been established. Under these circumstances, the question of who is not a holding company is frequently more pressing than the question of who is a holding company. The Commission has broad powers, in particular under Section 2(a)(7)(B) to find parties to be holding companies where a prima facie case of holding company status does not exist. Regulation under the Act can have far reaching consequences, and uncertainty about whether a transaction might cause a party to become a holding company can create a significant disincentive to undertaking that transaction. This, in turn, can have far-reaching adverse consequences for the utility industry and consumers by discouraging investment. In short, even though not provided for explicitly in Section 2(a)(7) of the Act, there frequently is a pressing need for the type of relief the Applicants are requesting.

                         The Commission has acknowledged repeatedly over many years the legitimacy of such requests, as evidenced by the no-action letters cited elsewhere in this Application. In most cases, the uncertainty in question involves the issue of whether a specific interest constitutes a voting security, as defined in Section 2(a)(17) of the Act. As a result, the Commission has, in a long series of no-action letters, developed a relatively comprehensive set of standards for assessing this issue. However, the Commission has at its disposal other means for making such determinations. Applicants submit that Section 20 of the Act permits the Commission to issue the type of declaratory order sought here. As discussed below, this view is supported by the practice of the Federal Energy Regulatory Commission (“FERC”) of issuing declaratory orders with regard to analogous issues using statutory language that is virtually identical to that found in Section 20 of the Act. In addition, the declaratory order provisions of the Administrative Procedure Act (“APA”), as applied by many federal agencies, provides a second procedural basis for the relief Applicants seek.

                         Section 309 of the Federal Power Act (“FPA”) grants FERC the power to, among other things, “prescribe, issue, make, amend, and rescind such orders, rules, and regulations as it may find necessary or appropriate to carry out the provisions of this Act.”13 Section 20 of the Act provides that the Commission has the authority, among other things, “to make, issue, amend, and rescind such rules and regulations and such orders as it may deem necessary or appropriate to carry out the provisions of this title....” In short, each statute contains essentially the same provisions on this point. It is worth nothing that the Act and the FPA are each titles of a larger statute, the Public Utility Act of 1935. It is therefore not surprising that they contain parallel language at various points, and their close relationship suggests that similar meaning should be

12     See, H. M. Byllesby & Co., 6 S.E.C. 639 (1940); United Corp., 13 S.E.C. 854 (1943). See also the Staff Memorandum of Paul Roye to Chairman William H. Donaldson dated June 28, 2004 at 17-24, where this issue is discussed at length.

13     16 U.S.C. § 825h.

given to such language where appropriate. Applicants suggest that it is appropriate to do so in this case.

                         Situations similar to that faced by the Applicants arise frequently under the FPA. In particular, entities that will have ownership interests in utility assets in sale/leaseback or other essentially financing transactions frequently need assurances that they will not be subject to regulation as public utilities under the FPA. Section 201(e) of the FPA defines a “public utility” as “any person who owns or operates facilities” subject to FERC’s jurisdiction under Part II of the FPA. Such facilities include any facilities used for the transmission of electric power for sale at wholesale in interstate commerce, including most interconnection facilities found at most generating facilities. Companies such as facility lessors and other passive owners are therefore potentially subject to regulation as public utilities under the FPA, and the FPA does provide specific procedures for determining that such parties are not public utilities. Uncertainty as to potential exposure to regulation under the FPA can be a disincentive to investment in precisely the same way as potential exposure to regulation under the Act.

                         FERC has acknowledged this problem and has resorted to general authority under the FPA and the APA to issue numerous declaratory orders in such situations disclaiming jurisdiction over parties as public utilities under Section 201(e) of the FPA. FERC has concluded that Section 309 of the FPA provides sufficient authority for such actions.14 In most cases these orders are issued in informal adjudications that do not involve trial-type hearings.15 In short, a major federal agency has used language that parallels Section 20 of the Act to issue declaratory orders, using procedures similar to those applicable in this case, to remove uncertainty of the same type that the Applicants face. All of this confirms that Section 20 of the Act establishes a basis for granting the relief Applicants seek.

                         Section 5(e) of the Administrative Procedure Act, 5 U.S.C. Section 554(e), provides a second, independent basis for such relief.16 It provides that an agency “with like effect as in the case of other orders, and in its sound discretion, may issue a declaratory order to terminate a controversy or remove uncertainty.” The Commission has relied on this provision previously.17 In Pacific Northwest, the Commission issued a declaratory order determining that a company engaged in the development of utility assets, in the form of a hydro electric dam, would not be

14    Niagara Mohawk Power Corp., 56 F.P.C. 457, 459-60 (1976).

15     See, e.g., Pacific Power &Light Company, 3 FERC ¶ 61,119 (1978); El Paso Electric Company, 36 FERC ¶61,055 (1986); City of Vidalia, Louisiana, 52 FERC ¶ 61,199 (1990); and Oglethrope Power Corporation, 77 FERC ¶ 61,334 (1996); PP&L Montana, L.L.C., 88 FERC ¶61,246 (1999); NRG Energy, Inc., 109 FERC ¶ 61,304 (2004).

16     It is worth nothing that the courts have found that Section 5(e) of the APA provides an independent basis for the issuance of declaratory orders by FERC of the type under discussion here. See Tennessee Gas Pipeline Co., 606 F.2d 1373, 1380 (D.C. Cir. 1979). See also  Nicole Gas Production Ltd., 103 FERCP. 61,328 (2003) at P 12.

17     See, e.g., Pacific Northwest Power Company, 41 S.E.C. 863 (March 4, 1964) (“Pacific Northwest”). This case incorrectly cites to the relevant provision as Section 5(d), rather than Section 5(e), of the APA.

deemed to be an electric utility company under Section 2(a)(3) of the Act prior to the time the Federal Power Commission issued the necessary hydroelectric facility license under the FPA. The Commission’s Division of Corporate Regulation had urged an interpretation of the scope of Section 2(a)(3) that would have covered companies developing electric utility assets, rather than simply assets “in place” and “used” for the purpose of making sales, as normally understood in light of the provisions of Sections 2(a)(18) and 2(a)(3), respectively. For the purpose of removing this uncertainty, the Commission issued a declaratory order determining that the company would not be an electric utility company under the Act during development, at least until the time the necessary Federal Power Commission license had been issued.

                         It should be noted in this connection that while Section 2(a)(3) creates certain procedures for the issuance of declaratory orders determining a company not to be an electric utility company under the Act, none of those procedures covered the situation presented in Pacific Northwest.18 In the absence of such procedures, the Commission concluded that Section 5(e) of the APA provided an appropriate means of removing uncertainty that otherwise could adversely affect the development of necessary facilities.

                         Finally, the APA permits the Commission to issue declaratory orders in a wide range of procedural contexts. Although the APA’s declaratory provisions are found in the section dealing with formal adjudications, it is well established that use of declaratory orders is not limited to formal trial-type hearings. Such proceedings constitute only a small portion of the contemporary work of the federal government, and it is likely that most declaratory orders appear in informal adjudications such as the present one where there is notice and an opportunity for comment. The courts have on numerous occasions acknowledged the appropriateness of issuing declaratory orders in such proceedings.19

                         In short, the Commission has ample authority to issue a declaratory order of the type requested using the Commission’s normal procedures for issuing orders under the Act.

18     Section 2(a)(3) authorizes the Commission to issue a declaratory order finding a company operating electric utility facilities not to be an electric utility company under the Act if the Commission finds that (A) the company is engaged primarily in a business other than that of an electric utility company, and because of the small amount of electricity it sells the public interest and the interests of investors and consumers do not require that it be treated as an electric utility company or (B) the company operates in a single state, substantially all of its outstanding securities are owned directly or indirectly by another company engaged primarily in manufacturing and not controlled by any other company, that other company purchases electricity form the operating company for its own use, and because of the small amount of electricity the operating company sells to other persons, the public interest and the interests of investors and consumers do not require that the operating company be considered an electric utility company.

19     See, e.g., American Airlines, Inc., v. Dep’t of Transp., 202 F.3d 788, 796-97 (5th Cir. 2000) (holding that a declaratory order issued in an informal adjudication satisfied the standards of Section 5(e) of the APA where there was notice and an opportunity to submit comments); Texas v. United States, 866 F.2d 1546, 1555 (5th Cir. 1989) (holding that declaratory order proceedings under Section 5(e) of the APA do not need to include a right to present oral evidence or to cross examine opposing witnesses).

                       3.4        Request for Relief

                         For the reasons described herein, the Commission should find that none of the Applicants is a “holding company” within the meaning of Section 2(a)(7)(A) of the Act because the Applicants will not directly or indirectly, own, control or hold with the power to vote 10% or more of the “voting securities” of a public-utility company or of a holding company, as the term “voting securities” is defined in Section 2(a)(17) of the Act. In addition, the Commission should hold that none of the Applicants will exercise an impermissible controlling influence over the management or policies of Neptune LLC to warrant regulation under Section 2(a)(7)(B) of the Act.

ITEM 4.         REGULATORY APPROVALS

                         No state or federal commission, other than this Commission, has jurisdiction over the Transaction.

ITEM 5.         PROCEDURE

                         Applicants request that the Commission issue and publish not later than April 1, 2005, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than April 22, 2005, by which comments may be entered and a date not later than May 2, 2005, as a date after which an order of the Commission granting this Application may be entered by the Commission.

                         Applicants hereby (i) waive a recommended decision by a hearing officer (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission’s decision, and (iv) waive a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM 6.         EXHIBITS AND FINANCIAL STATEMENTS

Exhibits
A-1	LLC Agreement – redacted copy. The document containing the redacted portions will be filed in paper copy with a request for confidential treatment under Rule 104 under the Act, 17 C.F.R. § 250.104.
E-2	Map of the Cable Project (being filed by PDF pursuant to Rule 104 of Regulation S-T)
F-1	Opinion of Counsel (to be filed by amendment)
F-2	Past Tense Opinion of Counsel (to be filed by amendment)

G-1	Organization Chart (being filed by PDF pursuant to Rule 104 of Regulation S-T)
G-2	Chart Showing Comparison of Consent Rights
G-3	Chart Showing Business Justification for Consent Rights
H-1	Proposed Form of Federal Register notice

ITEM 7.         INFORMATION AS TO ENVIRONMENTAL EFFECTS

                         The Transaction does not involve a “major federal action” nor will it “significantly affect the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The Transaction will not result in changes that will have an impact on the environment. No other federal agency has prepared or is preparing an environmental impact statement with respect to the Transaction.

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SIGNATURES

                         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application to be signed on their behalves by the undersigned thereunto duly authorized.

EIF NEPTUNE, LLC
By:	Andrew Schroeder /s/ By: United States Power Fund, L.P. as its Sole Member By: EIF US Power, LLC, as its General Partner By: Energy Investors Funds Group LLC, as its Sole Member Title: Partner

STARWOOD ENERGY INVESTORS L.L.C.
By:	Madison Grose /s/ Title: Executive Vice President

ATLANTIC ENERGY PARTNERS, LLC
By:	Edward M. Stern /s/ President and Chief Executive Officer